Room 601, No. 1 Shui’an South Street, Chaoyang District

Beijing 100012, People’s Republic of China

January 8, 2026

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Recon Technology, Ltd (CIK 0001442620)

Registration Statement on Form F-3

File No. 333-292540

Request for Acceleration of Effective Date

Dear Sir or Madam:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Recon Technology, Ltd (the “Registrant”) hereby requests that the effective date of the above-referenced registration statement be accelerated so that it will be declared effective at 4:30 p.m., Eastern Time, on January 12, 2026, or as soon as practicable thereafter.

The Registrant respectfully requests that it be notified of such effectiveness by a telephone call to Anthony W. Basch of Kaufman & Canoles, P.C. at (804) 771.5725 and that such effectiveness also be confirmed in writing.

Very truly yours,

Recon Technology, Ltd

By:	/s/ Shenping Yin
Shenping Yin
Chief Executive Officer